SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


(Mark One)

[X]  Annual  report  pursuant to Section 15(d) of the Securities Exchange Act of
     1934
                For the year ended December 31, 1999

[ ] Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                For the transition period from         to

     Commission file number: 333-69715

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Delco Remy International
          401(k) Retirement and Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Delco Remy International, Inc.
          2902 Enterprise Drive
          Anderson, Indiana 46013

REQUIRED INFORMATION

A.       Financial Statements and Schedules:

                  Report of Independent Auditors

                  Statement of Net Assets Available for Benefits

                  Statement of Changes in Net Assets Available for Benefits

                  Notes to Financial Statements


B.       Exhibits

                  Consent of Independent Auditors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                    Delco Remy International
                                    401(k) Retirement and Savings Plan
                                    (Name of Plan)



Date June 28, 2000                  Delco Remy International Inc., Administrator


                                    By: /s/ Roderick English
                                       --------------------------------------
                                          Roderick English, Vice President -
                                          Human Resources and Communications

AUDITED FINANCIAL STATEMENTS

Delco Remy International 401(k) Retirement and Savings Plan

December 31, 1999 and 1998 and Year Ended
December 31, 1999 with Report of Independent Auditors

           Delco Remy International 401(k) Retirement and Savings Plan
                              Financial Statements


                    December 31, 1999 and 1998 and Year Ended
              December 31, 1999 with Report of Independent Auditors

                                    Contents


Report of Independent Auditors .............................................1


Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements...............................................4

                         Report of Independent Auditors



Plan Administrator
Delco Remy International 401(k) Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Delco Remy International 401(k) Retirement and Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended 1999, in conformity with accounting principles generally accepted in the United States.

                                                          /s/ Ernst & Young LLP

May 22, 2000

           Delco Remy International 401(k) Retirement and Savings Plan

                 Statement of Net Assets Available for Benefits



                                                      December 31
                                               1999                 1998
                                     ------------------------------------------
Assets:
Interest in Delco Remy
     International Inc. Master Trust         $ 38,956,375                  $ -
Mutual funds                                            -            9,708,650
Participant loans                               1,776,590              344,524

                                     ------------------------------------------
Net assets available for benefits            $ 40,732,965         $ 10,053,174
                                     ==========================================


See accompanying notes.

           Delco Remy International 401(k) Retirement and Savings Plan

           Statements of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1999

Additions:
     Employee voluntary contributions                             $ 4,947,930
     Company contributions                                          1,670,071
     Rollover contributions                                         1,116,300
     Plan income from Master Trust                                  7,577,211
                                                     -------------------------
Total additions                                                    15,311,512

Deductions:
     Participant withdrawals and distributions                      1,997,798
     Administrative expenses                                            7,242
                                                     -------------------------
Total deductions                                                    2,005,040
                                                     -------------------------
                                                                   13,306,472

Plan to plan transfers                                             17,373,319
                                                     -------------------------
Net increase                                                       30,679,791
Net assets available for benefits:
     Beginning of year                                             10,053,174
                                                     -------------------------
     End of year                                                 $ 40,732,965
                                                     =========================

See accompanying notes.

           Delco Remy International 401(k) Retirement and Savings Plan
                          Notes to Financial Statements
                                December 31, 1999

1. Significant Accounting Policies

Interest in Master Trust

Effective January 1, 1999, Delco Remy International, Inc. established the Delco Remy International, Inc. Master Trust ("Master Trust") to hold assets of the Delco Remy International 401(k) Retirement and Savings Plan ("Plan") and the Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States. Existing investments of the Plan were transferred into the Master Trust upon its establishment. The Fidelity Management Trust Company ("Trustee") maintains an accounting of the assets associated with each Plan.

The Plan's investments in mutual funds at December 31, 1998 were valued at fair value based on the quoted market price as of the most recent valuation date at the end of the year. The participant loans are valued at their outstanding balances, which approximates fair value. Dividends on mutual funds are recorded as investment income on the date received.

With respect to the Plan's investments in the Master Trust, marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year, investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of participant units owned by the Master Trust in the collective funds are based on quoted redemption value on the last business day of the Plan's year-end.

Administrative Expenses

Cash management fees are paid by the Plan. All other administrative expenses are paid by Delco Remy International, Inc. ( "Company").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           Delco Remy International 401(k) Retirement and Savings Plan
                    Notes to Financial Statements (continued)



1.       Significant Accounting Policies (continued)

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2. Description of the Plan

The Plan is a defined contribution plan which was established effective August 1, 1994 to provide retirement and other benefits to participants. The Plan covers substantially all salaried employees of the Company, who have completed 90 days of employment with the Company (six months prior to January 1, 1998) and have reached 18 years of age. Salaried employees who transferred from General Motors Corporation ("GM") with more than six months of continuous employment with GM are eligible for participation in the Plan on the date of transfer (or active employment) with the Company. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).

Participants may make voluntary pre-tax and after-tax contributions to their account through periodic payroll deductions at rates from 1% to 20% of their base salary. The annual pre-tax contributions per participant for the year cannot exceed the maximum contribution limitations established annually by the Internal Revenue Service (IRS).

The Company makes matching contributions of 50% of the sum of the pre-tax contributions and after-tax contributions made by each participant, up to 6% of the participant's contributions. The Board of Directors of the Company determines the amount of nonelective contributions, if any, that the Company will contribute each year.

Participants are vested at all times in their pre-tax, after-tax, rollover, and nonelective contributions. Participants are vested in Company matching contributions and Retiree Medical Contributions after completing five years of service with the Company, retirement, death, or age 65. Participants may designate that their contributions be deposited in any of the investment options designated by the plan administrator.

           Delco Remy International 401(k) Retirement and Savings Plan
                    Notes to Financial Statements (continued)



2. Description of the Plan (continued)

Participants are entitled to benefits beginning at normal retirement, early retirement or death. Participants may choose one lump sum payment or a series of monthly installments (if the participant's account balance exceeds $5,000) in a dollar amount elected by the participant. Upon termination of employment, the participant's vested account balance becomes payable.

If the participant's vested account balance exceeds $5,000, such distribution cannot be made without the participant's consent. The balance of forfeited nonvested accounts was not material as of December 31, 1999 and 1998, and will be used to reduce future employer contributions.

Participants may make a complete or partial hardship withdrawal of their pre-tax contributions, supplemental and rollover account balance, excluding earnings allocated to such accounts. The withdrawal must be necessary in light of immediate and heavy financial needs of the participant as defined by IRS regulations. The withdrawal may not exceed the immediate heavy financial need of the participant, and the participant must have obtained all other available distributions. During the twelve months following a hardship withdrawal, pre-tax contributions, after-tax contributions, and employee contributions under any other plan maintained by the Company are suspended. In addition, participants may withdraw all or part of their after-tax contributions. The minimum withdrawal of after-tax contributions is $500.

Participants may borrow from their accounts a minimum loan of $1,000 up to a maximum of the lesser of $50,000 or one-half of the vested account balance. Loans bear interest at a rate of 1% above the Trustee's prime lending rate. Payments on the outstanding loans must be made at least quarterly and the repayment period can range from six months to five years, unless the loan is for the purchase or construction of the participant's principal residence, in which case the repayment period is ten years. In the event that a loan is not repaid within the appropriate repayment period, the participant will be deemed to have received a distribution from his account equal to the remaining principal balance and accrued interest outstanding.

The Company has the right to amend or terminate the Plan at any time. The Company has the right to suspend contributions to the Plan at any time, whether permanently or temporarily for any length of time.

           Delco Remy International 401(k) Retirement and Savings Plan
                    Notes to Financial Statements (continued)



2. Description of the Plan (continued)

More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the plan administrator.

3. Investments

The Plan's assets are held in a Master Trust established for the investment of the assets of the Plan and The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company. The Trustee maintains a separate account reflecting the equitable share of each Plan in the Trust. At December 31, 1999, the Plan's interest in the net assets of the Master Trust was approximately 70%. Information relating to the Master Trust investments, investment gain (loss) and the Plan's interest therein is summarized below:

     Net assets of Master Trust:
       Common stock                                                                            $    200,427
       Mutual funds                                                                              46,826,687
       Money market funds                                                                         5,682,451
       Common\collective trusts                                                                   2,860,592
        Interest of affiliated plan  in Master Turst                                            (16,613,782)
                                                                                          --------------------
     Plan's interest in Master Trust assets                                                    $ 38,956,375
                                                                                          ====================

     Year ended December 31, 1999 Master Trust investment gain (loss):
       Interest and Dividend income                                                            $  3,755,351
       Net appreciation (depreciation) in fair value of investments:
         Common stock                                                                               (29,964)
         Mutual funds                                                                             8,079,813
       Investment income of affiliated plan in Master Trust                                      (4,227,989)
                                                                                          --------------------
     Plan's interest in Master Trust investment gain,
       net of administrative fees                                                                $7,577,211
                                                                                          ====================


           Delco Remy International 401(k) Retirement and Savings Plan
                    Notes to Financial Statements (continued)



3. Investments (continued)

The fair value of individual investments that represent 5% or more of Plan assets at December 31, 1998 were as follows:

                                                                Fair Value at
                                                              December 31, 1998
                                                         -----------------------
     Mutual funds:
       Vanguard Money Market Prime
         Portfolio Reserves, Inc.                              $ 1,353,294
       Fidelity Emerging Growth Fund                             2,608,098
       Fidelity Balanced Fund                                    1,351,271
       Vanguard Index 500 Trust                                  3,360,415
        Fidelity Contra Fund                                       575,378

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. However, the Plan was amended and restated, effective January 1, 1999, subsequent to the issuance of the favorable determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Plan Mergers

Effective January 1, 1999, the assets and liabilities of several affiliated plans were merged into the Plan. As a result of the merger, the Plan's net assets increased by approximately $17 million.